January 27, 2006
Ms. Barbara C. Jacobs
Assistant Director
Unites States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: E Energy Adams, LLC Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 Filed November 23, 2005 Registration No. 333-128902
Dear Ms Jacobs:
     We are in receipt of your letter dated December 23, 2005, providing comments on our Pre-Effective Amendment No. 1 to the Form SB-2 registration statement as filed on November 23, 2005. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-Effective Amendment No. 2 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
Form SB-2/A
General
1.	Please refer to prior comment 2 from our letter dated November 4, 2005. We note your statement that you have revised the prospectus in response to our previous comment. However, we continue to believe that you include many factual statements for which you do not indicated whether the source of this information is based upon management’s belief, industry data, scientific reports, general articles, or any other source. We continue to note the following example:
•	“Based on an approximate annual production volume of 55 million gallons of ethanol, our plant is projected to produce approximately 169,000 tons annually of dried distillers grains with solubles and 110,200 tons of carbon dioxide.” (Summary, page 2) You disclose that these figures are based upon “engineering specifications” provided by Fagen, Inc. However, we are unable to locate any detailed description of these specifications elsewhere in the document and they are not filed as an exhibit to this registration statement. According to disclosure elsewhere, you have only a letter of intent from Fagen, Inc. If these figures are estimates based upon Fagen’s experience from the design and building of other ethanol plants, you should revise to so state. Please revise throughout the prospectus or advise.
•	“Certain individuals believe that the use of ethanol will have a negative impact on prices at the pump.” (Risk Factors, page 19, and MD&A, page 32) We note that no revisions were made to these statements in response to our previous comment. Revise to identify the “certain individuals” to whom you are referring. If it is your belief that some consumers are adverse to the use of or have a bias against the production of ethanol fuel, you should revise these and similar statements to indicate that they are your beliefs. You should further expand your disclosure to state the bases of these beliefs. Are they based on your professional experience in the industry? If they are the beliefs of others, you should revise to identify your source for this information.

•	“We believe, based on our feasibility study, that in the year 2003, the nine county area surrounding the anticipated location of our plant produced approximately 129.2 million bushels of corn.” (Business, page 49) Revise to provide a materially complete description of this study, including such information as who completed the study, when the study was completed, and the amount of any fee paid for the commission of this study. You should provide sufficient information to allow investors to evaluate the merits of both your feasibility study and your reliance upon that study for the statements included in the prospectus.
These are only examples. The MD&A and Business section in particular continue to contain a number of other examples. Statements based upon management’s belief should include an explanation for the basis of such belief. The information you have revised to indicate is based upon third-party statements, reports or articles, should set forth in the prospectus the dates of all the reports cited. Also, you must supplementally provide us with support for all such third party statements. In this regard, we note your inclusion of your feasibility study and the 2005 Annual Report from the Renewable Fuels Association. However, you should provide us supplemental copies of all third party data referenced in the prospectus. For example, you should provide us with copies of all reports that set forth the information you use from the USDA, United Bio-Energy, LLC, ProExporter Network, Hart’s Renewable-Fuel News, the Energy Information Administration, etc. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.
Finally, your response to our prior comment did not address whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.
RESPONSE: With respect to the first example concerning the engineering specifications from Fagen, Inc., we have revised our disclosures throughout the prospectus to indicate that the basis for these specifications is primarily Fagen, Inc.’s design-build experience and plant operations data from similarly sized ethanol plants designed and constructed by Fagen, Inc.
We have revised our statements concerning consumer beliefs to indicate that these beliefs belong to our management and that the bases for these beliefs include public news and consumer reports rather than our business experience or any specific market study.
With respect to the third example, we have revised our disclosures to inform investors that the feasibility study was prepared in April 2005 by PRX Geographic and Holbrook Consulting Services, LLC. We paid approximately $30,000 for the feasibility study.
Throughout the MD&A and Business sections, we have revised our disclosures in many instances to adopt the statements as our own. Any statements not adopted as our own are based upon information publicly available without cost or at nominal expense.
We have enclosed the reports requested and have highlighted the relevant portions in order to facilitate your review.
The Project, page 2
2.	Please refer to prior comment 9 from our letter dated November 4, 2005. We note the revised disclosure on page 2 in response to our comment. However, you should revise your disclosure throughout the prospectus to provide similar disclosure when referring to the preliminary estimate on the cost of building your plant. We were also unable to locate any revised disclosure in the body of your prospectus responsive to the second half of our prior comment. You should revise the prospectus, where appropriate, to clarify the basis of this estimate and the major assumptions used to calculate the amount.
RESPONSE: We have revised the prospectus throughout to provide consistent disclosure concerning the preliminary estimate of the cost to build the plant. We have also revised the disclosure to clarify that the basis for this estimate is Fagen, Inc.’s experience building ethanol plants of a similar size and Fagen, Inc.’s estimated cost of materials and labor. The specific information Fagen, Inc., uses or relies upon in preparing the plant cost estimate is not available to us.
Risks Related to the Offering
We are not experienced in selling securities..., page 7

3.	Please refer to prior comment 22 from our letter dated November 4, 2005. Your revised disclosure states that Mr. Alderman expects to raise capital for you on a full-time basis. Please revise your disclosure to quantify the “significant portion” of their time that Mr. Olsson and Ms. Johnston expect to devote to similar pursuits on your behalf.
RESPONSE: We have expanded our disclosure to state that each of Mr. Olsson and Ms. Johnston expect to devote approximately 30 hours per week to capital raising activity.
Risks Related to Construction of the Ethanol Plant
Construction delays could result in devaluation..., page 14
4.	Please refer to prior comment 26 from our letter dated November 4, 2005. We note your response and revised disclosure. Throughout the prospectus you state you expect construction to be completed in 14-16 and anticipate a completion date of autumn 2007. However, on pages 14, 32, 45 and F-4 your disclosure continues to state and anticipated completion date of summer 2007. Please revise to provide consistent disclosure throughout the prospectus.
RESPONSE: We have revised our disclosures throughout the prospectus to provide consistent disclosure as requested.
The plant site may have unknown..., page 14
5.	Please refer to prior comment 27 from our letter dated November 4, 2005. Revise to disclose what, if any, investigation you have made of the environmental condition of the proposed plant site property.
RESPONSE: We have revised the prospectus to discuss the results of the Phase I environmental assessment performed on the prospective plant site at the request of Gage County Economic Development as well as our inspection of the site. In addition, we have disclosed the basis on which we have determined further investigation of the site to be unnecessary at this point in time.
We may have conflicting financial interests with Fagen, Inc..., page 16
6.	Please refer to prior comment 30 from our letter dated November 4, 2005. In response to prior comment 47, you state that Fagen, Inc. is not a related party. Therefore, it is unclear why you may experience conflicts of interest in the enforcement of any potential claims you may have against Fagen, Inc. and/or ICM, Inc. that would not be present in the enforcement of any claims against unrelated third parties. If Fagen and/or ICM are related parties, you should revise your disclosure appropriately. If they are not related parties, then tell us why your current disclosure accurate.
RESPONSE: Based upon our prior response to prior comment #47 in which we provided our analysis and conclusion that Fagen, Inc., is not a related party, we have revised our disclosure accordingly. We have retained the disclosure concerning the relationship between one of our directors, Bill Riechers, and Fagen, Inc., in order to disclose to investors the potential conflict of interest posed by that relationship.
Determination of Offering Price, page 24
7.	Please refer to prior comment 32 from our letter dated November 4, 2005. Please disclose in this section that, in setting the offering price of $10,000 per unit, you considered the impact of your recent private placement offering price of $5,000 per unit.
RESPONSE: We have revised our disclosure in the prospectus as suggested.
Management’s Discussion and Analysis..., page 28
Trends and Uncertainties Impacting the Ethanol Industry..., page 30
8.	Please refer to prior comment 33 from our letter dated November 4, 2005. We reissue this comment in its entirety since we were unable to locate any revisions in the prospectus responsive to our prior comment.
RESPONSE: We have revised the prospectus as suggested to remove repetitive disclosures contained in this section and have provided a cross-reference to the relevant statements contained in the section entitled, “Industry Overview.”
Liquidity and Capital Resources, page 33
9.	You disclose that you expect your seed capital offering proceeds to provide you with sufficient liquidity to fund the developmental, organizational and financing activities necessary to advance your project. According to your intended use of proceeds table on page 36, you anticipate your start-up costs alone (excluding inventory costs) to exceed $2 million. Moreover, on page 30, you disclose that during and after the offering you expect to continue working principally on preliminary design and development of your plant, the acquisition and development of a plant site, obtaining the necessary construction permits, identifying potential sources of debt financing and negotiating the corn supply, ethanol and by-product marketing, utility and other contracts and that you plan to fund these activities and initiatives using the $970,000 of seed capital. On page 29 you disclose that you expect your seed capital to supply you with enough cash to cover your costs through the next 12 months, including staffing, office costs, audit, legal, compliance and staff training. Considering many of the activities and expenses referenced on pages 29 and 30 appear to be expensed as something other than start-up costs in your table on page 36, revise to provide a discussion of whether you can satisfy your cash requirement for the next twelve months or if you are dependent upon receiving proceeds from this offering within the next twelve months. Which activities will you be able to undertake prior to completion of the offering and which activities are dependent upon your receipt of the proceeds from this offering?

RESPONSE: We have revised our disclosures in this section to clarify and distinguish which activities we expect to undertake prior to completion of the offering using seed capital proceeds and those activities that are dependent upon our receipt of proceeds from this offering.
10.	It appears that your discussion of results of operations through September 30, 2005, is merely a recitation of the information easily discernable from your balance sheet. Please revise to provide a more detailed description of your current activities to allow investors to put the expensing you are incurring into context. Disclose the amounts being paid to related parties as consulting and/or other fees.
RESPONSE: We have revised and supplemented our disclosures as requested.
Estimated Sources of Funds, page 35
11.	Please tell us why you chose to estimate the sources of funds at the minimum, the maximum and 2,393 units. Considering this is not the midpoint between the minimum and the maximum number of units being offered, the significance of 2,393 units is unclear.
RESPONSE: We have used 2,393 units as one of the scenarios because in the event we are successful in obtaining tax increment financing of $5,000,000, we currently expect it will be feasible and in the best interests of the Company to finance the project using $23,930,000 in equity proceeds, $970,000 in seed capital, $5,000,000 in TIF and the balance of $53,100,000 in debt financing. However, our disclosures emphasize that we may not be able to capitalize the project at these levels for a number of reasons including changes in the credit environment, our inability to obtain TIF or an unsuccessful equity offering.
Estimated Use of Proceeds, page 35
12.	Please refer to prior comment 35 from our letter dated November 4, 2005. We note your response that you do not anticipate any affiliates or related parties other than Fagen, Inc. and Union Bank & Trust Company will be paid in connection with this transaction. Revise to quantify the amounts that will be paid, if material, to these two related parties. Moreover, we note from you disclosure on page 67 that both Messrs. Riechers and Alderman are eligible to receive up to $250,000 pursuant to a consulting agreement with you. Please revise to quantify these amounts payable to related parties.
RESPONSE: As indicated in our response to prior comment #47, Fagen, Inc., is not a related party. Accordingly, we have deleted the reference to amounts payable to Fagen, Inc. The amounts payable under the escrow agreement to Union Bank & Trust are expected to be immaterial. We have modified our disclosure to include the amounts we expect to pay to two of our directors, Mr. Riechers and Mr. Alderman.
Description of Business, page 45
Regulatory Permits, page 57

13.	Please refer to prior comment 44 from our letter dated November 4, 2005. We note your response that you have no written or oral agreements or understandings with ICM, Inc. However, on page 58 you disclose that you “have engaged ICM, Inc. to coordinate and assist [you] with obtaining certain environmental permits, and to advise [you] on general environmental compliance.” This disclosure appears to be inconsistent with your response. Please advise or revise accordingly.

We also note from your response that you are not materially dependent on your agreement with HDR Engineering. Supplementally provide us with a copy of your agreement with HDR Engineering. Also, given your officers’ lack of experience within the industry and your expectation that obtaining the required permits will cost approximately $100,000, provide us with a detailed analysis as to why you are not substantially dependent upon your agreement with HDR Engineering to obtain your NPDES permit.
RESPONSE: We have revised the prospectus to clarify that we have engaged ICM for assistance with permitting issues under two agreements dated June 21, 2005 and August 24, 2005. Both of these agreements are being included as exhibits to this Pre-Effective Amendment No. 2. Due to the number of engineering firms available to assist us with obtaining the required permits, we initially believed our dependence on HDR Engineering did not rise to the level of substantial dependence since we expected to be able to locate an alternative firm to assist us if, for any reason, we were not able to use the services of HDR Engineering. However, in order to clarify the importance and necessity of our reliance on an engineering firm to provide assistance with obtaining permits, we have included our agreement with HDR Engineering as an exhibit to this Pre-Effective Amendment No. 2 and we have revised our disclosure accordingly.
Directors, Executive Officers, Promoters and Control Persons, page 61
Business Experience of Directors and Officers, page 62
14. Please refer to prior comment 45 from our letter dated November 4, 2005. We note the expanded disclosure you provided regarding Mr. Riechers in response to our previous comment. Please tell us if Mr. Riechers has been a consultant or otherwise affiliated with any business ventures to build ethanol plants that did not succeed in becoming operational. If so, revise the prospectus accordingly.
RESPONSE: To the best of our knowledge, Mr. Riechers has not been a consultant or otherwise affiliated with any business venture to build an ethanol plant that has not subsequently become operational.
Plan of Distribution, page 68
15.	Please refer to prior comment 49 from our letter dated November 4, 2005. We note from your response that you have expanded your disclosure regarding the representations that you will request subscribers provide to you on the subscription agreement. However, we were unable to locate similar disclosure regarding the other agreements that an investor must execute to subscribe to this offering, i.e., the promissory note and security agreement. Please revise to describe fully the purpose and legal implications of each of the material terms of each agreement that investors must sign in connection with investing in your offering.
RESPONSE: We have revised the prospectus as requested.
Federal Income Tax Consequences of Owning Our Units, page 80
16.	Please refer to prior comments 65 and 67 from our letter dated November 4, 2005. We note that your statement that “tax opinion contained in this section and the opinion attached as exhibit 8.1 to the registration statement constitute the opinion of [y]our tax counsel, Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C., regarding [y]our classification for federal income tax purposes.” Since exhibit 8.1 is a short-form tax opinion confirming that the tax discussion in the prospectus is counsel’s tax opinion, you should revise your disclosure to state clearly that the relevant discussion throughout this section are the opinion of Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.

RESPONSE: We have revised our disclosures as suggested.

17.	Please refer to prior comment 66 from our letter dated November 4, 2005. We note your response that you revised the prospectus in response to our prior comment. However, it appears that no revisions were made to many of the equivocal statements noted in that comment. Therefore, we reissue our comment requesting that when tax counsel is unable to unequivocally state what the tax consequences “will” be, counsel should make clear why they cannot do so, the degree of uncertainty and what the possible outcomes and risks to investors are.

RESPONSE: We have revised our disclosures as suggested.
Part II
Exhibits
18.	Please refer to prior comment 73 from our letter dated November 4, 2005. We note the revisions to exhibit 5.1 and 8.1 to include consents to the prospectus discussion of such opinions, the reproduction of the opinions as an exhibit and being named in the registration statement. However, you should include a reference in the exhibit index to the location of such consents for legal and tax counsel. See Item 601(b)(23) of Regulation S-B.
RESPONSE: We have revised the exhibit index as requested.
Exhibit 5.1

19.	Please refer to prior comment 75 from our letter dated November 4, 2005. Because Valerie D. Bandstra signed the legal opinion, please tell us if she is licensed in Nebraska.
RESPONSE: We are filing a revised Exhibit 5.1 with this Pre-Effective Amendment No. 2 that has been signed by William E. Hanigan who is licensed in the State of Nebraska.
Exhibit 8.1
20.	We note your statement that “all statements as to matters of law and legal conclusions contained in the Registration Statement under the heading “Federal Income Tax Consequences of Owning Our Units” reflect [y]our opinion.” For clarification, revise here or in the prospectus to specifically state the material federal tax consequences upon which counsel is opining.

RESPONSE: We have revised the prospectus to specifically state the material federal tax consequences upon which counsel is opining.

21.	We further note your statement that the discussion in the registration statement “is a general description of the principal federal income tax consequences that are expected to arise from the ownership and disposition of Units, insofar as it relates to matters of law and legal conclusions...[and] addresses all material federal income tax consequences to prospective unit holders of the ownership and disposition of units.” Please revise to state, if true, that the disclosure under the heading “Federal Income Tax Consequences of Owning Our Units” is the opinion of counsel as to all material federal income tax consequences to prospective unit holders of the ownership and disposition of units. It is not sufficient for counsel to provide a “general description” of such consequences.

RESPONSE: We have revised the prospectus as suggested.
Additional Updates and Changes by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 2 to our registration statement on Form SB-2 as follows:
We have updated the Renewable Fuels Association chart showing planned and operational ethanol plants in the section of our prospectus entitled “INDUSTRY OVERVIEW — Our Primary Competition.” We have also updated other industry information where available.
We have revised our form of subscription agreement pursuant to comments from the state securities department in Missouri. The revised subscription agreement is being filed as Exhibit 4.2 to this Pre-Effective Amendment No. 2.
We have amended and restated our escrow agreement with Union Bank and Trust pursuant to comments from the state securities departments in Nebraska and South Dakota. The second amended and restated escrow agreement is being filed as Exhibit 4.3 to this Pre-Effective Amendment No. 2.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Status of Review of Form SB-2 by Florida, Iowa, Kansas, Missouri, Nebraska, South Dakota, and Wisconsin Securities Departments

Florida:	Pending.

Iowa:	Pending.

Kansas:	We received a comment letter from the Kansas Department of Securities dated December 13, 2005. We have included a copy of our responses to comments from Kansas herewith. Pre-Effective Amendment No. 2 includes revisions to the prospectus made pursuant to comments from Kansas as described in our response letter to the Kansas Department of Securities.

Missouri:	We received a comment letter from the Missouri Securities Division on November 22, 2005. We have included a copy of our responses to comments from Missouri herewith. Pre-Effective Amendment No. 2 includes revisions to the prospectus made pursuant to comments from Missouri as described in our response letter to the Missouri Securities Division.

Nebraska:	We received a comment letter from the Nebraska Securities Division dated December 20, 2005. We have included a copy of our responses to comments of our responses to comments from Nebraska herewith. Pre-Effective Amendment No. 2 includes revisions to the prospectus made pursuant to comments from Nebraska as described in our response letter to the Nebraska Securities Division.

South Dakota:	Pending.

Wisconsin:	Pending.

Sincerely,

E ENERGY ADAMS, LLC

By:	/s/ Jack Alderman

Jack Alderman, Chairman and President
Enclosures

cc:	Jack Herstein, Nebraska Bureau of Securities Thomas E. Alberts, Iowa Securities Bureau
Earl Saulter, Florida Office of Financial Regulation
Patrick Morgan, Missouri Securities Division
Leonore Friez, South Dakota Division of Securities
Mary Wells, Wisconsin Department of Financial Institutions
Lynn Hammes, Office of the Kansas Securities Commissioner